[LOGO]
                                 SpatiaLight(r)
                                         Microdisplays

November 4, 2005

Via EDGAR, Facsimile and Federal Express

U.S. Securities and Exchange Commission
Attn: Donald C. Hunt, Esq., Attorney Advisor
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-0306
Tel: (202) 551-3647

Re: SpatiaLight, Inc. (the "Company"), Post Effective Amendments No. 1 to Registration Statements on Form S-3 filed August 23, 2005 (File No. 333-122391, the "Financing Registration Statement") (File No. 333-122392, the "Shelf Registration Statement"), and Documents Incorporated by Reference Therein

Ladies and Gentlemen:

We submit this letter to the Staff of the Division of Corporation Finance of the U.S. Securities and Exchange Commission (the "Commission") in response to its comments, dated October 5, 2005 (the "Comment Letter"), with respect to the Company's Post Effective Amendments, dated August 23, 2005 (collectively, the "Post Effective Amendments") to the Financing Registration Statement and the Shelf Registration Statement (collectively, the "Registration Statements"). We have previously submitted a response letter on September 28, 2005, (the "September Response Letter") in response to an earlier comment letter from the Commission. For the Staff's convenience, the responses set forth below are numbered to correspond to the comments in the Commission Letter and we have also set forth such comments for the convenience of the Staff.

In connection with our response to the issues raised by the Comment Letter, we request that the Staff consider the following:

      1. Since we became aware of the problem of the invalid consents described in the Post-Effective Amendments, we have engaged our current auditors, Odenberg, Ullakko, Muranishi & Co. ("OUM"), an independent registered public accounting firm, to re-audit our financial statements for our fiscal years ended December 31, 2002 and 2003. OUM has completed its re-audit and has issued a report regarding the Company's financial statements for fiscal year 2003 and 2002, and this report has been filed as part of an amendment on Form 10-K/A filed with the Commission on October 24, 2005.

               Five Hamilton Landing, Suite 100 o Novato, CA 94949
                         415 883-1693 o Fax 415 883-3363
                               www.spatialight.com

November 4, 2005
Page 2

      2. The Audit Committee of our Board of Directors has commenced and has undertaken an independent review of the circumstances pertaining to the BDO Seidman consent described in the Post-Effective Amendments. As part of this review, the Audit Committee has retained independent counsel, Keker & Van Nest LLP, to investigate how and why unauthorized consents of BDO Seidman were filed in the final and penultimate amendments to the Registration Statements.

      3. The Audit Committee of our Board will be examining various alternative remedial measures to attempt to improve our internal controls to reasonably assure that issues such as the unauthorized filings of the BDO Seidman consents may be prevented in the future to the fullest extent practicable. After the Audit Committee completes the review referred to in paragraph 2 above, we will review and seek to implement such remedial measures as will be set forth in the Audit Committee's report and the internal control issues and remedial measures in reference shall be the subject of appropriate disclosure in filings to be made to the Commission in a timely manner.

We bring these measures taken by the Company to the attention of the Staff so that the Staff is made aware of the seriousness and concern with which the Company's management and its Board have reacted to and view the problems associated with and pertaining to the improperly authorized BDO Seidman consents.

Post-Effective Amendments to Forms S-3 (File Nos. 333-122391 and 333-122392)

1. We note your response to comment 1; however, you should promptly file post-effective amendments to deregister unsold shares. Please note that your principal financial officer and principal accounting officer or controller must sign post-effective amendments to Securities Act registration statements. You may file new registrations statements when you are able to submit fully compliant documents.

As noted earlier in this letter, our auditors, OUM, have completed an audit of the Company's financial statements and schedules for fiscal years 2003 and 2002. We filed OUM's report regarding the financial statements as an amendment on Form 10-K/A to the Company's Annual Report on From 10-K on October 24, 2005. Although we concede the Commission's position that any registration statement that lacks an auditor's consent to incorporate by reference audited financial statements and schedules for earlier fiscal years is materially defective, we believe that this type of defect may be cured by filing a post-effective amendment that would be accompanied by a new valid consent to incorporate by reference the financial statements reported upon by independent accountants for the earlier fiscal years in reference. We believe that the matter under scrutiny is analogous to a situation where a document, which would typically be required to be filed as an exhibit, contained a material defect or does not constitute the proper document for exhibit purposes under SEC regulation - - in that situation, we believe that the Commission would allow the registrant to correct the defect through the filing of a post-effective amendment with the appropriate corrected exhibit. Similarly, the absence of an authorized consent of the auditor to incorporate by reference the financial statements that it has audited should not obligate the Company to withdraw its Registration Statements if the Company is ready, willing, and able to file post-effective amendments accompanied by a new exhibit consisting of valid, duly obtained consents by OUM to incorporate by reference audited financial statements from the Company's independent accountants who have undertaken the audit.

               Five Hamilton Landing, Suite 100 o Novato, CA 94949
                         415 883-1693 o Fax 415 883-3363
                               www.spatialight.com

November 4, 2005
Page 3

We respectfully submit that filing an additional post-effective amendment to each of the Registration Statements would accomplish, with less confusion to the markets, the approach and objectives of the regulatory scheme governing disclosure by public companies. It is our view that the filing of new post-effective amendments cures the defect in the original registration statement and, in our view, we "are able to submit fully compliant documents." (See third sentence of comment 1 of the Comment Letter). Further, as we noted in our Post-Effective Amendments and confirmed to the Staff in the September Response Letter, since we have taken steps to assure that at this time no resales will take place under the prospectus from the Financing Registration Statement and no future sales will be made from the Shelf Registration Statement, we do not perceive why our proposal to file new post effective amendments accompanied by appropriate independent accountants' consents would not constitute a legitimate alternative to the Staff's position that we withdraw the original registration statements under the Securities Act of 1933, as amended (the "Securities Act"). In connection herewith, we are prepared to file such post-effective amendments accompanied by the new consents as exhibits thereto as soon as we are advised whether the Staff accepts our foregoing proposal. Any such post-effective amendment would also contain disclosure respecting the Staff's inquiry arising from the BDO Seidman consent in reference as well as the investigation by the Company's Audit Committee.

2. We note that nobody signed your August 23, 2005 post-effective amendments in the capacities of principal financing officer and principal accounting officer or controller. Please tell us why not.

As noted in our response to comment 6 in the September Response Letter, Kim Tsuchimoto, who was formerly our principal financial and accounting officer, did not sign the Post-Effective Amendments because she resigned on August 23, 2005, immediately before the time on the date the Company filed the Post-Effective Amendments in question, and was therefore no longer the Company's principal financial and accounting officer at the time we filed the Post-Effective Amendments.

The Company determined, following Ms. Tsuchimoto's resignation, that it was appropriate to file the post-effective amendments as expeditiously as possible to inform the investing public of the problem with BDO's consent in a timely manner. At the time of the filing of the Post-Effective Amendments, the Company had not appointed a new principal financial and accounting officer. Therefore, at such time, we did not believe that there was any employee who was authorized to sign the Post-Effective Amendments in such capacity. The undersigned did sign the Post-Effective Amendments in his capacity as Chief Executive Officer and has signed subsequent filings made with the Commission in the dual capacities of Chief Executive Officer and principal financial and accounting officer.

3. Please expand your response to comment 3 to tell us whether any of the selling shareholders sold any of the securities included in the applicable registration statement.

               Five Hamilton Landing, Suite 100 o Novato, CA 94949
                         415 883-1693 o Fax 415 883-3363
                               www.spatialight.com

November 4, 2005
Page 4

We do not have specific knowledge of any sales of securities by any of the selling shareholders pursuant to the Financing Registration Statement. In an attempt to respond to this comment of the Staff as completely as practicable, we contacted our transfer agent, American Stock Transfer & Trust Co. ("AST&T") on multiple occasions in October 2005 and on November 1, 2005, to inquire as to whether they had knowledge of any such sales by the selling shareholders. However, on November 1, AST&T advised us that they do not keep records of such sales and were therefore unable to provide us with any additional relevant information.

4. Expand your response to comment 8 to provide a detailed analysis of any legal authority that supports your conclusions regarding (1) whether the option was a "security" for purposes of the Securities Act, and (2) whether the offer and sale of the security was exempt from registration under the Act.

In response to this comment of the Staff, we respectfully submit that:

      1. The right to purchase "additional securities" pursuant to the August 5, 2005 Purchase Agreement between the Company and certain institutional purchasers (the "Purchase Agreement") did not and does not constitute a "security" within the meaning of the Securities Act for the following reasons:

            (a) The Purchase Agreement was structured as an offer to purchase shares by the institutional purchasers named therein from the Company, an offer which the Company accepted. The Purchase Agreement described the "rights" to purchase additional shares. The provisions governing the "right" to the potential purchase of additional shares could have been availed of by one or more of the purchasers within two days of a notice delivered by a purchaser after the date of the initial closing or at any time thereafter during the relatively short term 30 day period at a higher price than that at which the initial Shares were sold to them under the Purchase Agreement. That "right" was not represented by a separate instrument and was not subject to other traditional clauses or conditions, such as an anti-dilution clause, a special reservation or allocation of shares requirement of the Company, a separate Registration Rights Agreement or any other provisions which are standard or typical for "options" or "rights" which may be deemed securities within the meaning of the Securities Act. Nor is there any evidence that the "right" was, or was intended to be, transferable in whole or in part, to any third party or parties. Indeed, as noted above, the "right" questioned by the Staff could have resulted in the consummated purchase of the additional Common Shares within several days after the date of the initial closing Purchase Agreement or at any other time during the 30 day period referring thereto in the Purchase Agreement. Had such additional Shares been purchased by all or some of the purchasers within several days after the date of the Purchase Agreement, we seriously doubt whether the Staff of the Commission would have even raised the question of whether this very short-term "right" constituted a "security." The short term nature of this "contractual right" and the absence of all the other features which characterize a security appear to demonstrate that the "right" in reference did not and does not constitute a security.

            (b) We acknowledge that the definition of a "security" under Section 2(a)(1) of the Securities Act includes "rights" and "options" but, for the reasons indicated in clause (a) above, we do not believe that the recitation of those terms, among many others, in Section 2(a)(1) should be the controlling factor in their definition. In this respect, we respectfully remind the Staff that the introductory clause to the definitions under Section 2 of the Securities Act expressly notes that terms used in Section 2 should have the meanings set forth therein "unless the context otherwise requires." When determining the applicability of the phrase "unless the context otherwise requires", in the introductory clause to Section 2 of the Securities Act, we believe that the Federal courts, in interpreting the provisions of the Federal securities statutes, including the definitions of terms used therein, have consistently and repeatedly held that these provisions should be interpreted to serve the "remedial" purposes of these statutes. We respectfully urge the Staff to consider how and in what manner determining that the "right" in reference is a security serves the remedial purposes of the Securities Act where, as here, this rather short term "right" was made available to the same small group of investors, all of whom had previously purchased securities issued by the Company, and who had just purchased Shares of the Company in reliance upon a current prospectus containing considerable disclosure with respect to the Company and the risks of an investment in its shares.

               Five Hamilton Landing, Suite 100 o Novato, CA 94949
                         415 883-1693 o Fax 415 883-3363
                               www.spatialight.com

November 4, 2005
Page 5

            (c) Clearly, the contractual right in reference does not constitute an "investment contract" within the meaning of the Securities Act since it does not constitute an investment in a common enterprise to be managed by third parties for a profit making objective, the standards set down by the U.S. Supreme Court in several well known cases. Indeed, in attempting to analyze the status of this "right", it appears to be an analogous to the "Green Shoe" options granted to underwriters in standard registered underwriting transactions. Indeed, the shares which might be purchased pursuant to this "right" are referred to in the Purchase Agreement as the "Greenshoe" shares. Both the "right" in the Purchase Agreement was, and such over-allotment "Green Shoe" options granted to underwriters are, of a similarly short duration. Furthermore, we are unaware that the Commission has ever suggested that the over-allotment "Green Shoe" options granted to underwriters in standard underwriting arrangements require registration under the Securities Act and we respectfully suggest that the same approach is justified in this instance.

      2. Assuming solely for the purpose of argument that the "right" made available under the Purchase Agreement constitutes a "security" within the meaning of the Securities Act, we contend that the institutional purchasers received it without paying any special, separate or identifiable consideration therefor and that, accordingly, the Company did not "sell" the right and the transaction fell within the traditional "no sale" exception to registerable transactions under the Securities Act. To the contrary, the institutional purchasers under the Purchase Agreement were required to pay a higher price per share if they decided to purchase any "GreenShoe" shares pursuant to this "right" than the price per share they paid in the first phase of the transaction. Thus, the price per share in the first phase of the transaction was $5.40 per share, whereas any "Greenshoe" shares purchased pursuant to the "right" would be at a higher price of $5.50 per share. Clearly, therefore, the purchasers did not part with any consideration which they might otherwise be deemed to have paid for the "right" if the prices were reversed --i.e., if the price for the additional "Greenshoe" shares were $5.40 a share, whereas the initial phase shares were $5.50 per share. Finally, in this respect, there is no evidence that they paid any other or additional consideration for the right to purchase additional shares such as special Securities Act registration rights or the like.

               Five Hamilton Landing, Suite 100 o Novato, CA 94949
                         415 883-1693 o Fax 415 883-3363
                               www.spatialight.com

November 4, 2005
Page 6

      3. We do not perceive that any benefit would have been derived by the same investors who had invested in the Company's Common Shares pursuant to a prospectus of very recent date containing full disclosure of all material aspects of the Company's business and the risks of investment in its shares; nor, in our view, would any policy of protection of the public markets have been served by that registration requirement. The point concerning the apparent lack of such benefits to investors is directly relevant to the consideration that, in determining whether registration of the "right" by the Company under the Securities Act was required under the circumstances, we respectfully urge the Staff to consider that, in the exercise of its rulemaking powers, the Commission and the Staff undertakes a cost/benefit analysis in determining the public policy advisability of any such new or revised regulations. We do not perceive what benefits these same investors in the Common Shares of the Company would have derived from the registration of this "right," which lacked any genuine features of a "security," compared with the considerable costs and management effort to the Company that would have been entailed in the preparation of a registration statement with respect to a right which might have had a duration of several days but no greater than 30 days.

5. Please expand your response to comment 9 to address the filing deadline in Rule 424 and your compliance with that deadline. Include a discussion of the procedures you had in place to ensure compliance with the deadline, whether those procedures failed, and how you changed the procedures to ensure that any failure does not recur.

In our September Response Letter, we noted that the Company did not file a Rule 424(b) supplement to its prospectus until August 15, 2005, because all of the material terms of the sale were fully disclosed in Part I, Item 1, Note 12 to the Company's Quarterly Report on Form 10-Q for the period ended June 30, 2005. The Company filed its Quarterly Report on Form 10-Q with the Commission on August 9, 2005, the second business day following the closing of the sale of the 500,000 Shares pursuant to the Shelf Registration Statement. We believe that our disclosures in our Form 10-Q regarding the sale of shares registered under the Shelf Registration Statement satisfy the requirements and purposes of Rule 424(b) because the information contained in our Form 10-Q is incorporated by reference into the prospectus constituting a part of the Shelf Registration Statement.

As we provided in our prospectus to the Shelf Registration Statement under the heading "Documents Incorporated by Reference,"

      All documents filed by us with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Exchange Act following the date of this prospectus and before the termination of the offering of the Shares under this prospectus shall be considered incorporated by reference in this prospectus and be a part of this prospectus from the date of the filing of such documents. Any statement contained herein or in a document incorporated by reference in this prospectus shall be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained in any subsequently filed document, which also is considered to be incorporated by reference herein, modifies or supersedes such prior statement.

               Five Hamilton Landing, Suite 100 o Novato, CA 94949
                         415 883-1693 o Fax 415 883-3363
                               www.spatialight.com

November 4, 2005
Page 7

Rule 424(b) states, with respect to the prospectus filing requirement, "provided however, that only a form of prospectus that contains substantive changes from or additions to a previously filed prospectus is required to be filed." (We assume that references in Rule 424(b) to "substantive changes or additions" refer to those that may be deemed "material"). Therefore, in light of the fact that all material information relating to the sale of the 500,000 Shares had previously been disclosed in our report on Form 10-Q, we did not believe it necessary to file a Rule 424 prospectus. When we did file a 424(b) prospectus on August 15, 2005, we determined, out of an abundance of caution, that it would be prudent to have duplicative disclosure.

Lastly, we note that even the Commission's recent rulemaking regarding securities offering reform (Rel. No. 33-8591) on July 19, 2005, contemplates the possibility of the filing of a Form 8-K, or other periodic report, to disclose that a registrant has sold shares registered pursuant to Rule 415(a)(1)(x) on Form S-3 and that is incorporated by reference into the registration statement. We believe that the Commission's position with respect to the disclosure of sales of securities registered under shelf registration statements, as well as our position with respect to the disclosure of the sale of 500,000 Shares from our Shelf Registration Statement, reflect the precepts of the integrated disclosure system that is the heart of the Commission's regulatory regime.

In order to ensure compliance with the applicable securities rules and filing deadlines, we had and continue to have in place policies for consulting with our outside legal counsel, Bryan Cave LLP, and we consulted with Bryan Cave in connection with this matter. For the reasons set forth above, we believe that we executed the appropriate filings and that our procedures for determining how and when to make such filings did not fail in this instance. We, however, appreciate that the Staff may disagree with our position with regard to the need to file a Rule 424(b) prospectus, and should the Commission so request, we shall in the future update our prospectuses through the filing of a Rule 424(b) prospectus whenever the Company sells securities registered under a shelf registration statement to the extent that Rule 424(b) so requires, subject to the amended requirements under the Commission's recently adopted rules pursuant to Release 33-8591 referred to above.

Form 8-K, Filed August 5, 2005

6. We note your response to comment 5. Please tell us your procedures for ensuring that your Form 8-K filings include accurate disclosure. Tell us how those procedures failed in this case. Also explain how you changed your procedures to ensure that such failures do not recur.

To assure that our Form 8-K filings included accurate disclosure, an individual with direct knowledge of the items disclosed in the Form 8-K would review and proofread the Form 8-K before the undersigned, as an officer of the Company, signed the Form 8-K and approved its filing with the Commission. In this instance, we believe that, as a result of inadvertent error and oversight, the procedure that we had in place failed to detect the error described in comment 5 of the September Response Letter.

               Five Hamilton Landing, Suite 100 o Novato, CA 94949
                         415 883-1693 o Fax 415 883-3363
                               www.spatialight.com

November 4, 2005
Page 8

The Company has adopted improved procedures providing that at least two persons with direct knowledge of the disclosure items contained in a draft Form 8-K, as well as legal counsel, shall be obligated to review and proofread a draft before the filing is signed and filed with the Commission. Although no issuer can offer categorical assurances that a similar error will not recur, we believe that the improved procedure will provide reasonable assurances as to the accuracy of the information that will be contained in future filings on Form 8-K.

7.    We are continuing to evaluate the balance of your response to comment 4.

We duly note this comment of the Staff.

Form 8-K, Filed August 29, 2005

8.    Please expand your response to comment 13 to tell us all known reasons:
      o     why Ms. Tsuchimoto resigned, and
      o     why Ms. Tsuchimoto would not sign the post-effective amendments.

As noted in our response to Comment 6 in the September 28 Response Letter, Ms. Tsuchimoto resigned on August 23 via email before we filed the Post-Effective Amendments with the Commission. Prior to resigning, Ms. Tsuchimoto communicated to one of our employees her unwillingness to sign the Post-Effective Amendments. The Company is not aware of any other matters that may have led Ms. Tsuchimoto to resign other than what has been disclosed to the Staff. Since Ms. Tsuchimoto's resignation, the undersigned is not aware of any communications between Ms. Tsuchimoto and any members of our senior management.

Form 10-Q for the Quarterly Period Ended June 30, 2005

Cost of Revenue, page 24

9. We note your response to our prior comment 10 and the Exhibit 10.5 to your Form 10-K/A filed on July 14, 2005 which appears to indicate that the qualification sets and pre-production sets were to be made according to the strict specifications of LG Electronics. We also note that you "continued to made modifications to [your] LCoS sets in order to meet LG Electronics' final specifications."

      o Describe to us the qualification and pre-production process you underwent with LG Electronics, specifying when you delivered each group of products and when you recognized the related revenue.

We entered  into the LCoS Supply  Agreement  (the  "Supply  Agreement")  with LG
Electronics as of July 1, 2004 that was filed as Exhibit 10.5 to the Company Annual Report on Form 10-K/A filed with the Commission on July 14, 2005. The Supply Agreement provides that there was to be a qualification period lasting until October 31, 2004, during which 120 of our LCoS Sets were to be delivered to LG Electronics as qualification sets and 100 LCoS Sets were to be delivered as pre-production sets, prior to LG Electronics committing to subsequent product deliveries. Pursuant to the Supply Agreement, LG Electronics agreed to pay for each qualification and pre-production set at an agreed upon purchase price. The Supply Agreement does not provide LG Electronics with any rights to return products unless the products are defective and the Supply Agreement does not contain any customer acceptance provisions. The Company remained in the qualification/pre-production period of the agreement through the third quarter of 2005 based upon mutual understandings with LG Electronics, although informal approval was communicated by LG Electronics to us in late July. On October 3, 2005, the Company publicly announced via press release that we had received an affirmative qualification letter from LG Electronics, marking successful completion of the extended qualification/pre-production period.

               Five Hamilton Landing, Suite 100 o Novato, CA 94949
                         415 883-1693 o Fax 415 883-3363
                               www.spatialight.com

November 4, 2005
Page 9

During this extended qualification/pre-production period, the Company continued to make modifications to our LCoS Sets in order to meet LG Electronics' specifications. We note to the Staff that the Company experienced demands for specification change from LG Electronics during the qualification period (as disclosed in the MD&A section of our Form 10-Q for the second quarter of 2005), which resulted in higher production costs, which have been charged to cost of revenue. Throughout the qualification/pre-production period the Company's technical team worked very closely with LG Electronics' technical team in South Korea and the United States for the purposes of achieving qualification status for the LCoS Sets and to ensure that we were producing a microdisplay product that LG Electronics believed would be a key component of a commercially saleable television in the future consumer marketplace.

During the qualification/pre-production period, sales made to LG Electronics totaled $58,050, $67,500 and $40,399 during the fourth quarter of 2004, first quarter of 2005 and second quarter of 2005, respectively. The Company recognized revenue for all of such sales upon shipment of LCoS Sets to LG Electronics.

      o Explain to us your obligations to make modifications to the products you delivered to LG Electronics and tell us when during that process the modifications to which you refer were made. Identify the point at which you recognized revenue related to the modified products.

The Company was under no obligation to make modifications to the products that we delivered to LG Electronics during the qualification/pre-production period.
Section 5.2 of the Supply Agreement explicitly provides that LG Electronics shall be responsible for all of its obligations to SpatiaLight under the Supply Agreement during the qualification/pre-production period regardless of whether it had canceled the Supply Agreement following the qualification/pre-production period, which LG Electronics only had the right to do if the qualification and pre-production LCoS Sets had not met the agreed upon specifications. Thus, LG Electronics was obligated to pay the agreed upon purchase price for the LCoS Sets delivered during the qualification and pre-production period regardless of whether such Sets met the agreed upon and modified specifications. In other words, there were no customer acceptance provisions or product return rights. Accordingly, the Company recognized revenue for such sales upon shipment of the products.

The Company's decision to comply with LG Electronics' alteration of its specifications and to make modifications to our products in compliance therewith was based upon our business judgment that such actions were necessary in order to preserve and enhance our business prospects with LG Electronics going forward. In other words, while we were under no contractual obligation whatsoever to modify our LCoS Sets during the qualification/pre-production period, we elected to make such modifications because we believed that such actions constituted a prudent step consistent with the best long-term interests of developing our business with LG Electronics. By satisfying LG Electronics on this issue, who we note are a likely source of substantial future revenues, the Company believes that we were acting in the best interests of our shareholders.

               Five Hamilton Landing, Suite 100 o Novato, CA 94949
                         415 883-1693 o Fax 415 883-3363
                               www.spatialight.com

November 4, 2005
Page 10

      o In light of the fact that the products were being produced to meet LG Electronics specified criteria and given LG Electronics' right to request modification and to return defective products, discuss those factors that supported your conclusion that the customer acceptance criterion for recognizing revenue outlined in SAB Topic 13A was met at shipment date. Refer also to SAB Topic 13 A3.b.

We note our response to the second bullet point and we reiterate that LG Electronics did not have a right to request modifications to our product for products that have been shipped. There is an important distinction between situations where we voluntarily agreed to modify our products and another situation where we were obligated to accept and remake returned product because such product was defective. Specifically, in connection with the sale of the LCoS Sets, LG Electronics returned $48,600 of defective Sets in the second quarter of 2005, related to Sets sold in the fourth quarter of 2004. These Sets were determined to be defective as a result of a specific technical issue involving the wire bonding process used in these particular LCoS Sets. The return of these units was not anticipated, as there have been minimal returns of product in the past as a result of defectiveness. The Company's policy is to replace the defective product with new product, and the new product cost amounted to $38,016, which was recorded as cost of revenue in the second quarter of 2005. The Supply Agreement provides for no right of return unless the product is defective.

      o It is unclear from your filing whether exhibit 10.5 to your Form 10-K/A filed on July 14, 2005 is complete. You must file complete agreements, including all attachments like exhibit 1 to exhibit 10.5, which outlines LG Electronics specifications for the qualification and pre-production sets.

The Company believes that its exhibit 10.5 to its Form 10-K/A filed with the Commission on July 14, 2005, completely discloses all information that is required to be disclosed under applicable securities rules and regulations. With all due respect, the Company was quite surprised by this portion of comment 9 of the Staff in light of our understanding that several members of the Staff reviewed this exhibit at length in connection with the Commission's full review of the Registration Statements from late January to late July 2005 and the Company's request for confidential treatment of certain portions of the Supply Agreement.

It is the Company's understanding that the Commission's current disclosure regime does not require issuers to include in their publicly filed exhibits certain types of schedules, exhibits and annexes to material agreements that contain purely technical, trade secret or proprietary information, as is the case with the Technical Specification Exhibit to the Supply Agreement. Furthermore, the Company has publicly disclosed that it has agreed with LG Electronics to alter the final technical specifications subsequent to entering into the Supply Agreement in July 2004. Therefore, whereas the Supply Agreement has not been formally amended to date, the Final Specifications set forth in
Exhibit 1 thereto are no longer controlling. Thus, the Company strongly believes that requiring it to publicly disclose the Technical Specification Exhibit to the Supply Agreement would be unduly burdensome because the Company would then have to undertake to submit an additional confidential treatment request covering large portions of the Exhibit, as the Final Specifications are laden with highly proprietary confidential information and trade secrets of the Company, with no discernable correlative benefit to investors due to the obsolescence of such specifications.

               Five Hamilton Landing, Suite 100 o Novato, CA 94949
                         415 883-1693 o Fax 415 883-3363
                               www.spatialight.com

November 4, 2005
Page 11

The Company and LG Electronics are in the process of commencing to amend and restate the Supply Agreement to govern the relationship going forward. We expect that such amended and restated agreement will contain revised final technical specifications for production LCoS Sets to be delivered by us to LG Electronics in the future. If the Staff disagrees with our understanding of our disclosure obligations with respect to schedules, exhibits and annexes to material agreements containing trade secrets and other highly proprietary information, then the Company would, when it publicly files the anticipated amended and restated supply agreement, include disclosure of the new final technical specifications, subject to our right to seek confidential treatment of portions thereof.

The management of the Company appreciates the continuing cooperation and courtesy of the Staff with respect to these matters.

Sincerely,

/s/ Robert A. Olins

Robert A. Olins
Chief Executive Officer

cc:   Russell Mancuso, Branch Chief, SEC
      Melvin Katz, Esq., Bryan Cave LLP
      Eric Rieder, Esq., Bryan Cave LLP
      David Hakala, SpatiaLight, Inc.
      Andrew Fabian, SpatiaLight, Inc.
      Paul Ainslie, Odenberg, Ullakko, Muranishi & Co., LLP

               Five Hamilton Landing, Suite 100 o Novato, CA 94949
                         415 883-1693 o Fax 415 883-3363
                               www.spatialight.com